UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

ALCO Stores, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

001600105
(CUSIP Number)

DAVID W. POINTER
VI CAPITAL MANAGEMENT, LLC
PO Box 402
Newman Lake, WA 99025
(509) 226-0846

JEFFREY GEYGAN
MILWAUKEE PRIVATE WEALTH MANAGEMENT, INC.
1500 W. Market Street, Suite 250
Mequon, WI  53092
(262) 478-0640

JOHN J. ALTORELLI
PATRICK B. COSTELLO
1251 Avenue of the Americas
New York, NY 10020
(212) 335-4500

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 001600105

1	NAME OF REPORTING PERSON VI CAPITAL FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION WASHINGTON
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 14,224
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 14,224
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,224
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 001600105

1	NAME OF REPORTING PERSON VI CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION WASHINGTON
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 14,224
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 14,224
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,224
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP NO. 001600105

1	NAME OF REPORTING PERSON DAVID W. POINTER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 14,224
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 14,224
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,224
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP NO. 001600105

1	NAME OF REPORTING PERSON CHARLES M. GILLMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 22,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 001600105

1	NAME OF REPORTING PERSON DILIP SINGH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 001600105

1	NAME OF REPORTING PERSON JOHN M. CLIMACO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 001600105

1	NAME OF REPORTING PERSON MILWAUKEE PRIVATE WEALTH MANAGEMENT, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION WISCONSIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 452
	8	SHARED VOTING POWER 135,421
	9	SOLE DISPOSITIVE POWER 452
	10	SHARED DISPOSITIVE POWER 135,421
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,873
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 001600105

1	NAME OF REPORTING PERSON JEFFREY GEYGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 135,873
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 135,873
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,873
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 001600105

1	NAME OF REPORTING PERSON STANLEY B. LATACHA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 001600105

1	NAME OF REPORTING PERSON ROBERT J. SARLLS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 001600105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $.0001 per share (the “Shares”), of ALCO Stores, Inc., a Kansas corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 751 Freeport Parkway, Coppell, TX 75019.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	VI Capital Fund, LP, a Washington limited partnership ("VICF"), with respect to the Shares directly owned by it;

(ii)	VI Capital Management, LLC, a Washington limited liability company ("VI Capital Management"), as the general partner of VICF;

(iii)	David W. Pointer, as the sole managing member of VI Capital Management and as a nominee for the Board of Directors of the Issuer (the “Board”);

(iv)	Charles M. Gillman, with respect to the Shares directly held by him;

(v)	Dilip Singh, as a nominee for the Board;

(vi)	John M. Climaco, as a nominee for the Board;

(vii)	Milwaukee Private Wealth Management, Inc., a Wisconsin corporation (“MPWMI”), with respect to the Shares beneficially owned by it;

(viii)	Jeffrey Geygan, as President and Chief Executive Officer of MPWMI;

(ix)	Stanley B. Latacha, as a nominee for the Board; and

(x)	Robert J. Sarlls, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of VICF, VI Capital Management and Mr. David W. Pointer is PO Box 402, Newman Lake, WA 99025. The address of the principal office of Mr. Charles M. Gillman is 9330 S. Lakewood Ave., Tulsa, OK 74137. The principal address of Mr. Dilip Singh is 333 NE 21st Avenue, Suite 1110 Deerfield Beach, FL 33441. The principal address of Mr. John M. Climaco is PO Box 326, Park City, UT 84060. The address of the principal office of each of MPWMI and Mr. Jeffrey Geygan is 1500 W. Market Street, Suite 250, Mequon, WI  53092. The principal address of Mr. Stanley B. Latacha is N9282 Council Bay, Holmen, WI 54636. The principal address of Mr. Robert J. Sarlls is 1359 Ashland Avenue, Wilmette, IL 60091.

CUSIP NO. 001600105

(c)           The principal business of VICF is serving as a private investment fund. The principal business of VI Capital Management is engaging in the business of acting as the general partner of VICF. The principal business of Mr. Pointer is serving as sole managing member of VI Capital Management. The principal business of Mr. Gillman is serving as manager of RLWI, LLC, an Oklahoma limited liability company, whose principal business is managing the capital of family offices. The principal business of Mr. Singh is serving as the general partner of Value Generation Capital Fund LP. The principal business of Mr. Climaco is serving as the President and Chief Executive Officer of Axial Biotech Inc. The principal business of MPWMI is serving as an investment advisor to and portfolio manager of certain managed accounts (the “Accounts”).  The principal business of Mr. Geygan is serving as President and Chief Executive Officer of MPWMI.  Mr. Latacha most recently served as a Senior Vice President and Chief Marketing Officer of Pamida, an affiliate of Sun Capital partners, Inc.  Mr. Sarlls most recently served as Senior Vice President of International Sales, Strategy and Business Development for John B. Sanfilippo & Son, Inc.

(d)           No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Messrs.  Pointer, Gillman, Singh, Climaco, Geygan, Latacha and Sarlls is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of VICF and MPWMI were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 14,224 Shares owned directly by VICF is approximately $147,788, including brokerage commissions. The aggregate purchase price of the 135,873 Shares owned beneficially by MPWMI is approximately $1,650,042, excluding brokerage commissions.

The Shares purchased by Mr. Gillman were purchased with personal funds in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 22,500 Shares owned directly by Mr. Gillman is approximately $217,193, excluding brokerage commissions

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP NO. 001600105

On February 14, 2014, VICF delivered a letter to the Issuer, as supplemented on March 4, 2014 (the “VICF Nomination Notice”), nominating five persons for election to the Board at the 2014 annual meeting of shareholders (the “2014 Annual Meeting”).

On March 6, 2014, MPWMI delivered a letter to the Issuer nominating five persons for election to the Board at the 2014 Annual Meeting (the “MPWMI Nomination Notice”, and together with the VICF Nomination Notice, the “Nomination Notices”).

On April 1, 2014, the Reporting Persons entered into a Solicitation Agreement, as further described in Item 6 below, pursuant to which they formed a group for the purpose of seeking the election of a combined slate of five director candidates to the Board at the 2014 Annual Meeting. The combined slate of director candidates includes John M. Climaco, Stanley B. Latacha, David W. Pointer, Robert J. Sarlls, and Dilip Singh, all of whom were previously nominated by either VICF or MPWMI (the “Combined Slate”).

On April 1, 2014, each of VICF and MPWMI delivered a letter to the Issuer supplementing their respective Nomination Notices and providing the Issuer with notice of the Reporting Persons’ intention to jointly solicit proxies in furtherance of the election of the Combined Slate.

The Reporting Persons intend to engage in discussions with management and the Board regarding the nomination and election of directors at the 2014 Annual Meeting and the composition of the Board, generally, as well as ways to enhance shareholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation and in addition to the actions outlined above, continuing to engage in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making recommendations or proposals to the Issuer concerning changes to the capitalization, corporate structure, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 3,258,163 Shares outstanding, as of December 17, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 18, 2013.

A.	VICF

(a)	As of the close of business on the date hereof, VICF directly owned 14,224 Shares.

Percentage: Less than 1%

CUSIP NO. 001600105

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,224
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,224

(c)	The transactions in the Shares by VICF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	VI Capital Management

(a)	VI Capital Management, as the general partner of VICF, may be deemed to beneficially own the 14,224 Shares owned directly by VICF.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,224
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,224

(c)	VI Capital Management has not entered into any transactions in the Shares during the past sixty days.

C.	David W. Pointer

(a)	Mr. Pointer, as the sole managing member of VI Capital Management, may be deemed to beneficially own the 14,224 Shares owned beneficially by VI Capital Management.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,224
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,224

(c)	Mr. Pointer has not entered into any transactions in the Shares during the past sixty days.

D.	Charles M. Gillman

(a)	As of the close of business on the date hereof, Mr. Gillman directly owned 22,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 22,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 22,500
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Gillman during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 001600105

E.           MPWMI

(a)
MPWMI, as an investment advisor to and portfolio manager of the Accounts, may be deemed to beneficially own the shares of Common Stock owned directly by the Accounts. As of the date hereof, MPWMI directly owns 452 shares of Common Stock, and may be deemed to beneficially own 135,421 shares of Common Stock owned directly by the Accounts.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 452
2. Shared power to vote or direct vote: 135,421
3. Sole power to dispose or direct the disposition: 452
4. Shared power to dispose or direct the disposition: 135,421

(c)	The transactions in the Shares by MPWMI and the Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Jeffrey Geygan

(a)	Mr. Geygan, as the President and Chief Executive Officer of MPWMI, may be deemed to beneficially own the 135,873 Shares owned beneficially by MPWMI.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 135,873
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 135,873
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Geygan has not entered into any transactions in the Shares during the past sixty days.

G.	John M. Climaco, Stanley B. Latacha, Robert J. Sarlls and Dilip Singh

(a)	As of the close of business on the date hereof, none of Messrs. Climaco, Latacha, Sarlls and Singh own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	None of Messrs. Climaco, Latacha, Sarlls and Singh has entered into any transactions in the Shares during the past sixty days.

An aggregate of 172,597 Shares, constituting approximately 5.3% of the Shares outstanding, are reported in this Schedule 13D.

CUSIP NO. 001600105

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 1, 2014, the Reporting Persons entered into a Solicitation Agreement in which, among other things, the Reporting Persons agreed (a) to form a group for the purpose of seeking representation on the Board at the 2014 Annual Meeting and taking all other actions to achieve the foregoing, and (b) to jointly solicit proxies for the election of the Combined Slate.

On April 8, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this Joint Filing Agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1
Solicitation Agreement by and among Milwaukee Private Wealth Management, Inc., VI Capital Fund, LP, VI Capital Management, LLC, David W. Pointer, Charles M. Gillman, John M. Climaco, Dilip Singh, Jeffrey Geygan, Stanley B. Latacha and Robert J. Sarlls, dated April 1, 2014.

99.2
Joint Filing Agreement by and among Milwaukee Private Wealth Management, Inc., VI Capital Fund, LP, VI Capital Management, LLC, David W. Pointer, Charles M. Gillman, John M. Climaco, Dilip Singh, Jeffrey Geygan, Stanley B. Latacha and Robert J. Sarlls, dated April 8, 2014.

CUSIP NO. 001600105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 8, 2014

MILWAUKEE PRIVATE WEALTH MANAGEMENT, INC.

By:	/s/ Jeffrey Geygan
Name: Jeffrey Geygan
Title: President and Chief Executive Officer

VI CAPITAL FUND, LP
By VI Capital Management, LLC, its general partner

By:	/s/ David W. Pointer
Name: David W. Pointer
Title: Managing Member

VI CAPITAL MANAGEMENT, LLC

By:	/s/ David W. Pointer
Name: David W. Pointer
Title: Managing Member

/s/ David W. Pointer
David W. Pointer

/s/ Charles M. Gillman
Charles M. Gillman

/s/ John M. Climaco
John M. Climaco

/s/ Dilip Singh
Dilip Singh

/s/ Jeffrey Geygan
Jeffrey Geygan

/s/ Stanley B. Latacha
Stanley B. Latacha

/s/ Robert J. Sarlls
Robert J. Sarlls

CUSIP NO. 001600105

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/(Sale)

VI CAPITAL FUND, LP
3,600	$10.00	02/10/2014
300	$9.98	02/10/2014
177	$9.99	02/10/2014
100	$10.00	02/10/2014
430	$10.50	02/11/2014
4,570	$10.50	02/11/2014
400	$10.60	02/11/2014
800	$10.60	02/11/2014
3,200	$10.60	02/11/2014
600	$10.60	02/11/2014
47	$10.50	02/11/2014

CHARLES M. GILLMAN
20,000	$9.62	02/04/2014
2,500	$9.88	02/05/2014

MILWAUKEE PRIVATE WEALTH MANAGEMENT, INC.
(Directly and through the Accounts)

1,000	$10.40	02/27/2014
400	$10.23	02/28/2014
838	$10.50	03/10/2014
500	$10.40	03/12/2014
90	$10.40	03/13/2014
11,996	$10.03	03/25/2014
8,700	$10.00	03/26/2014